 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment____)

MEDICAL CARE TECHNOLOGIES, INC.
(Name of Issuer)

Shares of Common Stock, $0.00001 Par Value
(Title of Class of Securities)

584507107
(CUSIP Number)

Ning C. Wu, CEO
Room 815, No. 2 Building Beixiaojie
Dongzhimen Nei, Beijing 10009
People’s Republic of China
Telephone: (8610) 6407-0580
Facsimile: (8610) 6407-0287
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 13, 2010
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.       584507107

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Ning C. Wu

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                              (a) ☐     (b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:
United States of America

Number of	7. Sole Voting Power
Shares Beneficially	38,000,000
Owned By Each	8. Shared Voting Power
Reporting	-0-
Person	9. Sole Dispositive Power
38,000,000
10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
38,000,000 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
25.13% of the issued and outstanding shares of common stock*

14. Type of Reporting Person (See Instructions)
IN

*Based on 151,226,087 shares of the Issuer’s common stock outstanding as of September 30, 2010.

Item 1. Security and Issuer

This statement relates to the common stock $0.00001 par value, of Medical Care Technologies, Inc., a Nevada Corporation (the “Issuer"). The principal offices of the Issuer are currently located at Room 815, No. 2 Building Beixiaojie, Dongzhimen Nei, Beijing 10009, People’s Republic of China.

Item 2. Identity and Background

(a) The name of the person filing this statement is Ning C. Wu (the "Reporting Person").

(b)  The residence or business address of the Reporting Person is: 888-33 Hazelton Avenue, Toronto, Ontario, Canada M5R 2E3.

(c)  The present principal occupation of the Reporting Person is serving as an executive officer of the Issuer.  The name, principal business, and address of the organizations in which such employment is conducted are as follows: Medical Care Technologies, Inc., Room 815, No. 2 Building Beixiaojie, Dongzhimen Nei, Beijing 10009, People’s Republic of China.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The reporting person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

On September 13, 2010, the Reporting Person entered into the CEO Amendment Agreement (the “Amendment”) with the Issuer, whereby the Reporting Person and the Issuer agreed to amend Section 4 Compensation in its entirety of the Consultancy Agreement dated November 25, 2009 in favor of the Reporting Person, resulting in the issuance of 38,000,000 shares of Common Stock (the “Shares”). The Shares are subject to a two year Lock Up Agreement.

Item 4. Purpose of Transaction

Pursuant to the CEO Amendment Agreement, the Reporting Person acquired the Shares as compensation and in consideration of services rendered as an executive officer of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) The Issuer has 151,226,087 issued and outstanding shares of common stock.  The Reporting Person owns 38,000,000 shares (representing 25.13%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date hereof, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer except for the arrangements made under the CEO Amendment Agreement.

Item 7. Material to Be Filed as Exhibits

7.1	CEO Amendment Agreement dated September 13, 2010, by and between the Issuer and the Reporting Person.

7.2	Lock Up Agreement dated September 13, 2010, by and between the Issuer and the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2010	By:	/s/ Ning C. Wu
Name: Ning C. Wu

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001).